Mail Stop 0510

      February 18, 2005

via U.S. mail and facsimile

Mr. James E. Reeder
Vice President Finance
Special Devices, Inc.
14370 White Sage Road
Moorpark, CA  93021

	RE:	Form 10-K for the fiscal year ended October 31, 2004

		File No. 333-75869

Dear Mr. Reeder:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 - Management`s Discussion and Analysis

Results of Operations, page 16

2. Please discuss in greater detail the business reasons for the changes between periods in gross profit (loss) and your operating expenses. Please also discuss the business reasons for the change between periods in the depreciation and amortization line item.
In
doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item 303(a)(3) of Regulation S-K and Financial
Reporting Codification 501.04.

Contractual Obligations, page 18

3. Please revise your table of contractual cash obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

4. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as operating expenses.

5. Please disclose more information regarding your revenue recognition policy. In doing so, please also disclose whether your stated shipping terms are FOB shipping point or FOB destination pursuant to your sales agreements with customers. In addition, please disclose whether your sales agreements contain right of inspection or acceptance provisions and whether you replace goods damaged or lost in transit. Even if your sales agreements state that title passes upon shipment, customer acceptance provisions or a history of your replacing goods damaged or lost in transit may also make the recognition of revenue upon delivery to and acceptance by the customer more appropriate. See the Interpretive Response to Question 3 of SAB Topic 13:A.3.b.

Note 6 - Investment in SDI-Molan, page F-11

6. You have a 50% ownership interest in SDI-Molan. Please provide us with your significance tests under Rule 3-09 of Regulation S-X for each period presented. If in any period this investment was significant in excess of the 20% level, SDI-Molan`s separate financial statements are required to be included in your October 31,
2004 Form 10-K for all periods presented. These separate financial statements must be audited for periods that the 20% significance level was exceeded and may be unaudited for each other period.

7. Please disclose how you are accounting for your guarantee of the bank loans made to SDI-Molan, the amount that you recorded in your financial statements and the line item it is included in. If you have not recorded anything in your financial statements related to the guarantee, please disclose why not. See FIN 45.

8. Please disclose the approximate term of the guarantee, the events or circumstances that would require performance under the guarantee, and the nature of any recourse provisions that would enable you to recover any of the amounts paid under the guarantee.

Note 11 - Redeemable Common Stock, page F-17

9. Please disclose the conditions in which stockholders can require you to purchase all or a portion of the redeemable common stock.


Note 12 - Stockholders` Equity, page F-17

10. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Note 17 - Commitments and Contingencies, page F-23

11. Please disclose how you account for (a) step rent provisions
and
escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price
index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS
13
and FTB 88-1.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief


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Mr. James E. Reeder
February 18, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE